Exhibit 99.2
AMER SPORTS, INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
January - June 2026

Domicile:	Cayman Islands
Address:	Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Entity registration number:	358866

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

		For the three months ended June 30,		For the six months ended June 30,
In millions (except for earnings per share information)	Notes	2026	2025	2026	2025
Revenue	4	$1,632.6	$1,236.3	$3,578.1	$2,708.8
Cost of goods sold		(561.0)	(513.4)	(1,341.2)	(1,134.8)
Gross profit		1,071.6	722.9	2,236.9	1,574.0
Selling, general and administrative expenses		(909.2)	(697.8)	(1,765.4)	(1,339.7)
Impairment losses		(2.3)	(2.6)	(3.0)	(2.9)
Other operating income		31.6	21.2	44.2	26.5
Operating profit		191.7	43.7	512.7	257.9

Interest expense		(20.0)	(30.0)	(44.9)	(52.0)
Foreign currency exchange (losses)/gains, net & other finance costs		(16.3)	6.7	(24.1)	10.6
Loss on debt extinguishment		—	—	(50.5)	—
Interest income		5.4	1.4	8.1	2.9
Net finance cost	6	(30.9)	(21.9)	(111.4)	(38.5)

Income before tax		160.8	21.8	401.3	219.4

Income tax (expense)/benefit	7	(43.0)	0.6	(113.5)	(58.9)

Net income		$117.8	$22.4	$287.8	$160.5

Net income attributable to:
Equity holders of the Company		$107.2	$18.2	$271.8	$152.8
Non-controlling interests		$10.6	$4.2	16.0	7.7

Earnings per share	18
Basic earnings per share		$0.18	$0.03	$0.47	$0.28
Diluted earnings per share		$0.18	$0.03	$0.47	$0.27

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME (CONTINUED)

		For the three months ended June 30,		For the six months ended June 30,
In millions (except for earnings per share information)	Notes	2026	2025	2026	2025
Net income		$117.8	$22.4	$287.8	$160.5

Other comprehensive (loss)/income (OCI)
Items that will not be reclassified to the statement of income
Remeasurement effects of postemployment benefit plans		—	0.3	0.9	0.9
Income tax related to remeasurement effects		—	—	(0.2)	(0.2)
Items that subsequently may be reclassified to the statement of income
Translation differences		(45.9)	285.7	(140.2)	380.8
Cash flow hedges		31.6	(54.0)	58.2	(90.0)
Income tax related to cash flow hedges		(2.4)	10.8	(6.2)	18.1
Other comprehensive (loss)/income, net of tax		(16.7)	242.8	(87.5)	309.6

TOTAL COMPREHENSIVE INCOME		$101.1	$265.2	$200.3	$470.1

Total comprehensive income attributable to:
Equity holders of the Company		$90.5	$261.0	$184.3	$462.4
Non-controlling interests		$10.6	$4.2	$16.0	$7.7
The notes are an integral part of the unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
ASSETS

In millions	Notes	June 30, 2026	December 31, 2025
NON-CURRENT ASSETS
"-"
Intangible assets	8	$2,725.7	$2,782.0
Goodwill	8	2,260.7	2,338.3
Property, plant and equipment	9	701.2	697.8
Right-of-use assets		880.0	763.4
Non-current financial assets	17	84.6	70.7
Defined benefit pension assets		20.4	20.8
Other non-current assets		2.6	3.3
Deferred tax assets		78.8	84.1
TOTAL NON-CURRENT ASSETS		6,754.0	6,760.4
"-"
CURRENT ASSETS
"-"
Inventories	10	1,896.7	1,622.1
Accounts receivable, net		575.2	809.3
Prepaid expenses and other receivables		257.5	200.0
Current tax assets		23.4	20.3
Cash and cash equivalents		720.4	652.3
TOTAL CURRENT ASSETS		3,473.2	3,304.0
"-"
TOTAL ASSETS		$10,227.2	$10,064.4

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

SHAREHOLDERS’ EQUITY AND LIABILITIES

In millions	Notes	June 30, 2026	December 31, 2025
EQUITY

Share capital		$19.5	$18.6
Share premium		4,119.5	3,251.2
Capital reserve		2,789.2	2,789.2
Cash flow hedge reserve		8.6	(43.4)
Accumulated deficit and other		(70.7)	(213.6)
Equity attributable to equity holders of the parent company		6,866.1	5,802.0
Non-controlling interests		21.9	18.9
TOTAL EQUITY		6,888.0	5,820.9

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	12	—	792.3
Non-current lease liabilities		775.1	660.9
Defined benefit pension liabilities		33.2	33.9
Other non-current liabilities		8.4	7.2
Non-current provisions	14	17.7	16.0
Non-current tax liabilities		10.1	4.5
Deferred tax liabilities		520.6	519.5
TOTAL NON-CURRENT LIABILITIES		1,365.1	2,034.3

CURRENT LIABILITIES

Other borrowings	12	147.4	142.8
Current lease liabilities		179.1	157.1
Accounts payable		750.7	769.8
Other current liabilities	13	827.8	1,002.8
Current provisions	14	43.1	41.7
Current tax liabilities		26.0	95.0
TOTAL CURRENT LIABILITIES		1,974.1	2,209.2

TOTAL LIABILITIES		3,339.2	4,243.5

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		$10,227.2	$10,064.4
The notes are an integral part of the unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six months ended June 30,
In millions	Notes	2026	2025
NET CASH FLOW FROM OPERATING ACTIVITIES

Net income		$287.8	$160.5

Adjustments for:
Depreciation and amortization		215.1	159.1
Impairment losses		3.0	2.9
Share-based payment expense	5	29.9	16.9
Other non-cash valuation losses		1.5	0.4
Interest income	6	(8.1)	(2.9)
Interest expense	6	44.9	52.0
Foreign currency exchange losses/(gains), net & other finance costs	6	24.1	(10.6)
Loss on debt extinguishment	6	50.5	—
Income tax expense	7	113.5	58.9

Changes in:
Inventories		(299.4)	(309.1)
Accounts receivables		228.2	170.8
Prepaid expenses and other assets		(34.8)	15.2
Accounts payables		56.8	(32.1)
Other liabilities		(179.9)	(43.0)
Cash generated from operating activities		533.1	239.0

Interest paid		(52.0)	(44.5)
Interest received		9.6	5.5
Income taxes paid		(152.2)	(92.5)
Net cash flows from operating activities		338.5	107.5

NET CASH FLOW FROM INVESTING ACTIVITIES

Acquisition of business		(10.0)	—
Acquisition of property, plant and equipment		(135.3)	(85.7)
Acquisition of intangible assets		(36.2)	(43.5)
Acquisition of right-of-use assets		(5.7)	(6.0)
Proceeds from sale of subsidiary		4.5	—
Net cash flows used in investing activities		(182.7)	(135.2)

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (CONTINUED)

		For the six months ended June 30,
In millions	Notes	2026	2025
NET CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from share issuance, net of issuance costs	11	$836.1	$—
Repayment for redemption of debt securities	12	(800.0)	—
Repayment of debt premium	12	(43.1)	—
Proceeds from short-term borrowings from financial institutions		44.5	2.9
Repayments of short-term borrowings from financial institutions		(43.9)	—
Proceeds from exercise of share options		14.6	21.1
Payments of lease liabilities		(87.2)	(45.5)
Payments of debt issuance costs		—	(0.6)
Settlements of forward contracts and balance sheet hedges		(1.5)	(16.6)
Release of derivative contract collateral		—	3.2
Payment of dividends to Non-Controlling Interests		(6.7)	—
Other financing items		(0.8)	(2.8)
Net cash flows used in financing activities		(88.0)	(38.3)

CHANGE IN CASH AND CASH EQUIVALENTS		67.8	(66.0)

Cash and cash equivalents
Cash and cash equivalents at period end		720.4	303.4
Translation differences		0.3	24.0
Cash and cash equivalents at the beginning of the period		652.3	345.4
CHANGE IN CASH AND CASH EQUIVALENTS		$67.8	$(66.0)

Supplemental disclosure of non-cash investing activities
NON-CASH INVESTING ACTIVITIES
Change in capital expenditures in accounts payable and other current liabilities		$(15.7)	$(26.7)
The notes are an integral part of the unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Equity attributable to equity holders of the parent company
					Accumulated deficit and other
In millions	Share capital	Share premium	Capital reserve	Cash flow hedge reserve	Translation differences	Remeasurements	Other reserves	Accumulated deficit	Non-controlling interests	Total
Balance at January 1, 2025	$18.4	$3,189.1	$2,789.2	$19.6	$(137.6)	$42.5	$63.0	$(984.9)	$9.1	$5,008.4
Other comprehensive (loss)/income	—	—	—	(71.9)	380.8	0.7	—	—	—	309.6
Net income for the period	—	—	—	—	—	—	—	152.8	7.7	160.5
Total comprehensive income, net of tax	—	—	—	(71.9)	380.8	0.7	—	152.8	7.7	470.1
Transactions with owners:
Share-based payments	—	—	—	—	—	—	24.2	—	—	24.2
Shares issued due to exercise of share options	0.1	21.0	—	—	—	—	—	—	—	21.1
Shares issued due to vesting of RSUs/PSUs	0.0	5.7	—	—	—	—	(5.7)	—	—	—
Balance at June 30, 2025	$18.5	$3,215.8	$2,789.2	$(52.3)	$243.2	$43.2	$81.5	$(832.1)	$16.8	$5,523.8

Balance at January 1, 2026	$18.6	$3,251.2	$2,789.2	$(43.4)	$218.8	$50.3	$74.8	$(557.5)	$18.9	$5,820.9
Other comprehensive (loss)/income	—	—	—	52.0	(140.2)	0.7	—	—	—	(87.5)
Net income for the period	—	—	—	—	—	—	—	271.8	16.0	287.8
Total comprehensive income, net of tax	—	—	—	52.0	(140.2)	0.7	—	271.8	16.0	200.3
Transactions with owners:
Share-based payments	—	—	—	—	—	—	29.8	—	—	29.8
Shares issued due to exercise of share options	0.1	22.1	—	—	—	—	(7.6)	—	—	14.6
Shares issued due to vesting of RSUs/PSUs	0.0	11.6	—	—	—	—	(11.6)	—	—	—
Capital increase - share issuance	0.8	834.6	—	—	—	—	—	—	—	835.4
Dividend declared by subsidiary to non-controlling interests	—	—	—	—	—	—	—	—	(13.0)	(13.0)
Balance at June 30, 2026	$19.5	$4,119.5	$2,789.2	$8.6	$78.6	$51.0	$85.4	$(285.7)	$21.9	$6,888.0
The notes are an integral part of the unaudited condensed consolidated interim financial information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 1. THE COMPANY
Background and description of the business
Amer Sports, Inc. (the “Company”) was founded on January 3, 2020 and is incorporated and domiciled in Grand Cayman, the Cayman Islands. The Company’s registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company and its consolidated subsidiaries are also referred to as the “Group” or “Amer Sports”.
Amer Sports is a global group of sport and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic, Peak Performance, and Armada. Amer Sports manufactures, markets and sells sports equipment, apparel, and footwear through wholesale and direct-to-consumer (“DTC”) channels globally. We have operations in 40 countries and our products are sold in over 100 countries, with North America, Europe, Greater China and Asia Pacific being the main market areas.
Seasonality
Although the Company operates in a number of sporting goods segments during all four seasons, its business is subject to seasonal fluctuations. Historically, the fourth quarter of a financial year has been the strongest quarter for the Company in terms of both revenue and profitability, primarily due to higher sales through the Company’s DTC channel compared to the rest of the year and a higher share of fall and winter collections in the Company’s Technical Apparel and Outdoor Performance segments. The Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout the second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in the first fiscal quarter due to the significant inflows associated with the peak selling season.
NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICIES
Basis of preparation
These unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2026 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) as of January 1, 2026.
This interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2025. The accounting policies adopted are consistent with those of the previous financial year.
The unaudited condensed consolidated interim financial statements are presented in millions of U.S. dollars (“$” or “USD”).
The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals. The figures have been prepared under the historical cost basis except for financial instruments, including derivative financial instruments, which are recorded at fair value through other comprehensive income and through profit or loss and the initial recognition of assets acquired and liabilities assumed in a business combination, which are recorded at fair value. The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the business.
New and amended standards and interpretations issued but not yet adopted
The standards and interpretations applicable to the Company that are issued, but not yet effective, up to the date of issuance of the Company’s unaudited condensed consolidated interim financial statements are discussed below. The Company has not early adopted these standards and amendments and will apply them in its unaudited condensed consolidated financial statements for the annual periods in which they become effective, as applicable.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

IFRS 18, Presentation and Disclosure in Financial Statements is effective for annual periods beginning on or after January 1, 2027, and retrospective application is required. The Company is currently assessing the impact of this standard on its consolidated financial statements.
The new standard introduces new requirements such as to (i) present specified categories and defined subtotals within the statement of profit or loss, (ii) provide disclosures on certain non-IFRS financial measures meeting a new definition of management-defined performance measures (“MPMs”), and (iii) introduce new principles for aggregation and disaggregation of financial information.
The Company currently reports various non-IFRS financial measures to its investors that may meet the definition of a management-defined performance measure under IFRS 18, including Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income attributable to equity holders of the Company. MPMs under IFRS 18 require specific disclosures within a note to the financial statements. The Company is currently assessing measures that are currently being reported to determine whether or not they meet the definition of a MPM.
Standards issued and adopted
The Company has applied the following new or revised standards, amendments and interpretations that are required to be applied as of January 1, 2026, which did not have a material impact on the consolidated financial statements of the Company:
•Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments.
•Annual Improvements to IFRS Accounting Standards, Volume 11.
Significant accounting judgments, estimates, and assumptions
When preparing the unaudited condensed consolidated interim financial statements, the Company’s management makes judgments and estimates in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the unaudited condensed consolidated interim financial statements. Management continuously evaluates the judgments and estimates it uses.
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2025.
NOTE 3. SEGMENT REPORTING
The Company’s Chief Operating Decision Maker (“CODM”) reviews results of operations to make decisions about allocating resources and assessing performance. Based on the current reporting structures, decision-making processes and considering the aggregation criteria in IFRS 8.12, Operating Segments, the Company identified three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports.
Amer Sports brands operate in the following key categories:
•Technical Apparel, which includes Arc’teryx and Peak Performance.
•Outdoor Performance, which includes the Salomon, Atomic, and Armada brands.
•Ball & Racquet Sports, which includes Wilson, DeMarini, Louisville Slugger, EvoShield, and ATEC.
The Company measures each segment’s performance based on revenue and adjusted operating profit as these are the measures used by the CODM for assessing the performance of operating segments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Information on reportable segments
Revenues of reportable segments were as follows:

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Technical Apparel	$674.2	$508.9	$1,559.2	$1,172.7
Outdoor Performance	568.5	413.7	1,282.1	916.1
Ball & Racquet Sports	389.9	313.7	736.8	620.0
Total	$1,632.6	$1,236.3	$3,578.1	$2,708.8
Depreciation and Amortization of reportable segments were as follows:

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Technical Apparel	$53.3	$38.9	$103.1	$74.6
Outdoor Performance	40.4	28.8	77.3	59.7
Ball & Racquet Sports	11.3	10.4	21.8	20.1
Total Reportable Segments	105.0	78.1	202.2	154.4
Corporate	7.5	3.3	12.9	4.7
Total	$112.5	$81.4	$215.1	$159.1

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Effective January 1, 2026, the Company revised its methodology for allocating certain expenses, primarily IT costs, not directly attributable to the operating performance of its reportable segments. This change is reflective of how the Chief Operating Decision Maker (“CODM”) analyzes the business, with these expenses now reported within the centralized corporate function. Prior period amounts have been recast to conform to the current period presentation. This change did not impact the consolidated statements of financial position, income and other comprehensive income, changes in shareholders’ equity, or cash flows.
Adjusted Operating Profit of reportable segments were as follows:

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Technical Apparel	$126.5	$71.8	$359.8	$230.4
Outdoor Performance	83.0	27.5	228.3	106.0
Ball & Racquet Sports	67.2	13.2	79.6	35.6
Total Adjusted Operating Profit of Reportable Segments	276.7	112.5	667.7	372.0
Corporate expenses (1)	(68.3)	(45.1)	(120.3)	(72.5)
Adjustments:
Depreciation and amortization on PPA fair value step up (2)	(9.0)	(11.0)	(18.2)	(21.5)
Restructuring expenses (3)	(6.8)	(6.0)	(11.0)	(8.9)
Impairment losses on goodwill and intangible assets (4)	(1.8)	—	(1.8)	—
Expenses related to transaction activities (5)	(0.6)	(2.0)	(0.5)	(2.3)
Expenses related to certain legal proceedings (6)	(0.2)	1.2	(0.2)	2.0
Share-based payments (7)	1.7	(5.9)	(3.0)	(10.9)
Interest expense	(20.0)	(30.0)	(44.9)	(52.0)
Foreign currency exchange (losses)/gains, net & other finance costs	(16.3)	6.7	(24.1)	10.6
Loss on debt extinguishment	—	—	(50.5)	—
Interest income	5.4	1.4	8.1	2.9
Income before tax	$160.8	$21.8	$401.3	$219.4
__________________________________________________
(1)Includes corporate expenses, which have not been allocated to reportable segments.
(2)Consists of depreciation and amortization on PPA fair value step up of intangible and tangible assets in connection with the acquisition and delisting of Amer Sports in 2019. For additional information, refer to Note 1. The Company in the Company’s annual report on Form 20-F for the year ended December 31, 2025.
(3)Includes expenses related to restructuring activities, such as severance, exit and termination costs, and non-recurring third-party consulting expenses associated with discrete transformation projects.
(4)Includes impairment losses on goodwill and intangible assets.
(5)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(6)Includes legal fees and judgments, and associated inventory write-offs, in connection with non-recurring legal actions.
(7)Includes expenses for the share-based payments and for fixed cash compensation on stock options vested at period end under the 2019 and 2023 ESOP plans. Refer to Note 5. Share-Based Payments for additional information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The Company does not present other items of the unaudited condensed consolidated interim statement of income and other comprehensive income as well as assets and liabilities per segment as such information is not evaluated or used by the CODM for decision-making purposes on a regular basis.
For the periods presented, the Company’s non-current, non-financial assets, comprising of property, plant and equipment, intangible assets and right-of-use assets were located as follows:

In millions	June 30, 2026	December 31, 2025
Canada	$2,435.3	$2,499.2
France	1,472.8	1,524.3
The United States	1,185.7	1,143.3
Other (1)	1,473.8	1,414.7
Total	$6,567.6	$6,581.5
__________________________________________________
(1)No other country represented more than 10% of the total Group non-current, non-financial assets.
NOTE 4. REVENUE FROM CONTRACTS WITH CUSTOMERS
Amer Sports operates primarily in one industry - the design, manufacturing, distribution, selling and marketing of sporting goods, apparel and footwear. The Company is managed through its global brands supported by regional sales organizations and group wide platforms such as global operations and sourcing, IT and finance.
Geographic revenues are presented according to customers’ location.
GEOGRAPHIC BREAKDOWN OF REVENUES

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Greater China (1)	$556.0	$410.2	$1,200.5	$856.2
Americas (2)	496.7	395.4	1,045.5	860.1
EMEA (3)	332.3	276.2	845.1	681.1
Asia Pacific (4)	247.6	154.5	487.0	311.4
Total	$1,632.6	$1,236.3	$3,578.1	$2,708.8
__________________________________________________
(1)Consists of Mainland China, Hong Kong, Taiwan and Macau. Revenue generated in Mainland China comprised 32.4% and 31.7% of the total Company revenue for the three months ended June 30, 2026, and 2025, respectively and 31.9% and 30.1% of the total Company revenue for the six months ended June 30, 2026, and 2025, respectively. No other country in the region generated more than 10% of total Company revenue in any of the periods presented.
(2)Consists of the United States, Canada and other countries in Latin America. Revenue generated in the United States comprised 21.5% and 22.7% of the total Company revenue for the three months ended June 30, 2026, and 2025, respectively and 20.4% and 22.5% of the total Company revenue for the six months ended June 30, 2026, and 2025, respectively. No other country in the region generated more than 10% of total Company revenue in any of the periods presented.
(3)Consists of Europe, the Middle East and Africa. The revenue generated in this region primarily consists of sales in Germany, France, Austria, the UK, Italy, Sweden, Switzerland, and Spain. No country in the region generated more than 10% of total Company revenue in any of the periods presented.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

(4)Excludes Greater China. The revenue generated in this region primarily consists of sales in Japan, South Korea, Australia and Malaysia in the region. No country in the region generated more than 10% of total Company revenue in any of the periods presented.
BREAKDOWN OF REVENUES BY CHANNEL

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
DTC
Technical Apparel	$519.2	$387.3	$1,167.7	$847.8
Outdoor Performance	292.4	192.3	578.1	374.4
Ball & Racquet Sports	85.2	61.3	152.5	111.3
	896.8	640.9	1,898.3	1,333.5
Wholesale
Technical Apparel	$155.0	$121.6	$391.5	$324.9
Outdoor Performance	276.1	221.4	704.0	541.7
Ball & Racquet Sports	304.7	252.4	584.3	508.7
	735.8	595.4	1,679.8	1,375.3

Total	$1,632.6	$1,236.3	$3,578.1	$2,708.8
The Company did not recognize 10% or more of total revenue with any single customer in any of the periods presented.
CONTRACT BALANCES
Contract liabilities were $80.1 million and $99.3 million as of June 30, 2026 and December 31, 2025, respectively, and primarily relate to advance payments received. The balance of contract liabilities as of each period end are generally recognized as revenue within one year.
NOTE 5. SHARE-BASED PAYMENTS
The Company has various long-term incentive programs which are designed to align the interest of the shareholders and key employees in order to increase the value of the Company in the long-term, and to commit key employees to the Company.
Share-based payment expense, which is classified as selling, general, and administrative expenses on the unaudited condensed consolidated interim statement of income and other comprehensive income was as follows:

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Restricted and performance share units	$18.2	$7.8	$27.5	$11.6
Equity-settled share options	—	2.6	2.4	5.3
Cash-settled awards	—	0.0	1.0	0.0
Total	$18.2	$10.4	$30.9	$16.9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Employee Stock Ownership Plan 2019 and 2023
The Company made grants of options under the Employee Stock Ownership Plan 2019 (“2019 ESOP”) and the Employee Stock Ownership Plan 2023 (“2023 ESOP”), a portion of which became eligible for vesting upon the “exit event” (public offering of the shares of the Company), which management deemed probable on December 28, 2023, and closed on February 5, 2024.
In addition to an exit event, 35% of the options granted are time-vested, which vested ratably over five years (for the 2019 ESOP) and three years (for the 2023 ESOP), and 65% of the options granted vested according to attainment of Group and/or brand performance conditions during the three months ended March 31, 2026.
The following table summarizes the activity of share options under the 2019 and 2023 ESOP during the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026		2025
2019 & 2023 ESOP	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at January 1,	8,874,994	$9.98	12,707,243	$10.02
Granted during the year	—	—	—	—
Forfeited during the year	—	—	(152,036)	10.06
Exercised during the year	(1,536,116)	9.57	(1,998,817)	10.57
Outstanding at June 30,	7,338,878	10.06	10,556,390	9.91
Exercisable at June 30,	6,980,812	$10.02	5,728,844	$9.88
The options outstanding had a remaining weighted average contractual life of 3.5 years and 4.5 years at June 30, 2026 and June 30, 2025, respectively.
Amer Sports, Inc. 2024 Omnibus Incentive Plan
The Company made grants of restricted share units (“RSUs”) that generally vest ratably over a period of three years, subject to continued employment of the recipients. The Company also made grants of performance share units (“PSUs”), which generally vest at the end of a three-year period, subject to continued employment and the achievement of certain revenue and Adjusted EBITDA targets.
Fair value of units granted
The following table summarizes the activity in RSUs for employees and non-employee directors during the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026		2025
RSU’s	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value
Outstanding at January 1,	1,271,589	$21.27	1,018,974	$13.63
Granted during the year	971,389	34.22	665,717	26.95
Vested during the year	(523,572)	19.40	(374,568)	13.39
Forfeited during the year	(20,211)	20.70	(34,706)	15.53
Outstanding at June 30,	1,699,195	$29.25	1,275,417	$20.47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the activity in PSUs for employees during the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026		2025
PSU’s	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value
Outstanding at January 1,	2,870,085	$19.62	1,888,821	$14.55
Granted during the year	1,304,404	33.97	1,163,249	26.88
Vested during the year	(89,564)	33.97	(7,465)	14.55
Forfeited during the year	(45,089)	20.05	(77,489)	17.07
Outstanding at June 30,	4,039,836	$23.93	2,967,116	$21.38
NOTE 6. NET FINANCE COST

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Interest expense
Interest expense on lease liabilities	$(11.9)	$(7.9)	$(21.5)	$(15.2)
Interest expense on interest bearing debt	(0.9)	(22.0)	(12.3)	(36.6)
Interest expense related to pension liabilities	(0.3)	(0.1)	(0.5)	(0.2)
Interest expense on derivatives & other	(6.9)	—	(10.6)	—
	(20.0)	(30.0)	(44.9)	(52.0)

Foreign currency exchange (losses)/gains, net & other finance costs
Exchange rate (losses)/gains	(6.6)	8.6	(13.1)	14.5
Other finance cost	(9.7)	(1.9)	(11.0)	(3.9)
	(16.3)	6.7	(24.1)	10.6

Loss on debt extinguishment	—	—	(50.5)	—

Interest income	5.4	1.4	8.1	2.9
Net finance cost	$(30.9)	$(21.9)	$(111.4)	$(38.5)
NOTE 7. INCOME TAXES
In accordance with IAS 34, Interim Financial Reporting, income tax expense for interim financial statements is calculated on the basis of the estimated annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the interim period. As such, the effective tax rate in the unaudited condensed consolidated interim financial statements may differ from management’s best estimate of the effective rate.
The effective tax rate was 26.7% compared to a benefit of 2.8% for the three months ended June 30, 2026, and 2025, respectively. The effective tax rate was 28.3% and 26.8% for the six months ended June 30, 2026, and 2025, respectively.
The increases in the effective tax rates for the three and six month periods ended June 30, 2026, compared with the prior-year periods, were primarily driven by higher deferred taxes on net operating losses and temporary differences for which tax benefits were not recognized and changes in uncertain tax positions, partially offset by a more favorable jurisdictional mix of earnings.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The Company continues to evaluate the realizability of deferred tax assets, including net operating losses and foreign tax credit carryforwards, and recognizes valuation allowances where appropriate. During the six months ended June 30, 2026, a loss on debt extinguishment was reflected in pre-tax income and incorporated into the estimated annual effective tax rate. The related tax treatment includes the application of interest deductibility limitations under Section 163(j), resulting in a portion of the interest expense being disallowed and carried forward for utilization in future periods.
Jurisdictions in which the Company operates have implemented the Organization for Economic Co-operation and Development (“OECD”) Pillar Two Global Minimum Tax rules. Top-up taxes, where applicable, will be recognized as incurred in accordance with IAS 12. The Company evaluates the impacts of Pillar Two minimum taxation and in certain jurisdictions qualifies for safe harbor relief. As a result, no material top-up taxes arose for the Company for the six months ended June 30, 2026, and 2025, respectively. The Company will monitor any legislative developments and assess the implications for future reporting periods, as the OECD is expected to publish additional guidance.
NOTE 8. INTANGIBLE ASSETS
Impairment review
Impairment tests of goodwill and intangible assets with indefinite useful lives, such as trademarks, are performed when management has identified indications of impairment or at least once a year when business plans for the next strategic planning horizon are approved by management.
Goodwill is monitored by management at the Cash Generating Unit (“CGU”) level, the level at which it and other intangible assets with indefinite lives are tested for impairment. The Company’s CGUs are the following: Winter Sports Equipment, Salomon, Arc’teryx, Ball & Racquet Sports, and Peak Performance.
Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amounts of goodwill and intangible assets with indefinite useful lives are fully recoverable as of June 30, 2026.
NOTE 9. PROPERTY, PLANT AND EQUIPMENT

In millions	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2026	$39.4	$614.9	$600.8	$57.1	$1,312.2
Additions	—	21.2	20.2	65.8	107.2
Disposals	—	(6.7)	(19.7)	—	(26.4)
Transfers	—	38.1	20.9	(59.0)	—
Translation differences	(1.0)	(15.3)	(15.6)	(15.0)	(46.9)
Balance at June 30, 2026	$38.4	$652.2	$606.6	$48.9	$1,346.1
Accumulated depreciation and impairment losses at January 1, 2026	—	264.1	350.3	—	614.4
Depreciation during the period	—	42.2	31.2	—	73.4
Disposals	—	(6.5)	(18.8)	—	(25.3)
Translation differences	—	(8.5)	(9.1)	—	(17.6)
Balance at June 30, 2026	$—	$291.3	$353.6	$—	$644.9

Total Balance at June 30, 2026	$38.4	$360.9	$253.0	$48.9	$701.2

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. INVENTORIES
Gross and net inventories

In millions	June 30, 2026	December 31, 2025
Gross inventories	$1,961.1	$1,663.9
Net realizable value valuation provision	(64.4)	(41.8)
Net inventories	$1,896.7	$1,622.1

In millions	June 30, 2026	December 31, 2025
Net inventories
Finished goods	$1,798.7	$1,526.5
Work in progress	50.4	50.8
Raw materials and consumables	47.6	44.8
Total	$1,896.7	$1,622.1
NOTE 11. SHAREHOLDERS’ EQUITY
On March 4, 2026, the Company completed a public offering (the “Offering”), raising $862.5 million in gross proceeds, which included the underwriter’s overallotment option of $112.5 million. Transaction costs accounted for as a deduction from share premium associated with the Offering were $27.1 million. As a result of the Offering, 23,695,055 ordinary shares of the Company were issued. The Company used the net proceeds from the Offering to redeem the 6.75% Senior Secured Notes (the “Notes”) due February 16, 2031. Refer to Note 12. Borrowings for additional information.
NOTE 12. BORROWINGS

In millions	June 30, 2026	December 31, 2025
Non-current borrowings	$—	$792.3
Other borrowings	147.4	142.8
Total	$147.4	$935.1
Non-current borrowings
Senior Secured Notes
On February 6, 2026, the Company voluntarily redeemed $80.0 million aggregate principal amount of the Notes at a redemption price equal to 103.00% of the principal amount, plus accrued interest. The repayment was financed from existing cash resources of the Company.
On March 16, 2026, the Company voluntarily redeemed the remaining $720.0 million aggregate principal amount of the Notes at a redemption price equal to 105.65% of the principal amount, plus accrued interest. The repayment was financed by proceeds from the Offering. Refer to Note 11. Shareholders’ Equity for additional information.
The redemptions of the Notes resulted in a loss on debt extinguishment of $50.5 million, including redemption premiums of $43.1 million and the write-off of debt discount and issuance costs of $7.4 million, recognized in the unaudited condensed consolidated interim statement of income and other comprehensive income for the six months ended June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Other borrowings
China Facilities
On August 4, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 540 million facility with Standard Chartered Bank (China) Limited (the “August 2025 China Facility”), which includes bonds and guarantees of up to CNY 540 million and, at the option of the Company, either a CNY 500 million unsecured working capital line of credit or CNY 500 million synthetic loan. Borrowings under the working capital line of credit bear interest at a rate per annum equal to the one-year China Loan Prime Rate adjusted by an agreed upon spread equivalent to 2.15% at the date of withdrawal on August 21, 2025. The line of credit expires in August 2026. As of June 30, 2026, $73.7 million (based on the CNY/USD exchange rate on June 30, 2026), the full amount of the line of credit under the August 2025 China Facility was outstanding and included in Other Borrowings on the unaudited condensed consolidated interim statement of financial position.
On October 20, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million facility with Bank of China Limited (the “November 2025 China Facility”), which bears interest at the one-year China Loan Prime Rate less 80 basis points, equivalent to 2.20% at the time of withdrawal on November 24, 2025. The line of credit expires in November 2026. As of June 30, 2026, $73.7 million (based on the CNY/USD exchange rate on June 30, 2026), the full amount of the line of credit under the November 2025 China Facility was outstanding and included in Other Borrowings on the unaudited condensed consolidated interim statement of financial position.
Undrawn credit facilities
As of June 30, 2026 and December 31, 2025, there were no borrowings drawn on the Revolving Credit Facility (“RCF”) or the Standard Chartered Bank Facility. For further discussion of these facilities, refer to Note 19. Borrowings in the Company’s annual report on Form 20-F for the year ended December 31, 2025.
NOTE 13. OTHER CURRENT LIABILITIES

In millions	June 30, 2026	December 31, 2025
Accrued personnel costs	$217.6	$299.8
Refund liabilities	137.6	169.8
Contract liabilities	80.1	99.3
Sales and value-added taxes	73.7	73.6
Accrued advertising and promotions	55.1	72.4
Payables related to derivatives	43.7	68.2
Accrued interest	12.8	27.5
Contingent consideration	10.0	20.0
Accrued royalties	6.9	5.4
Dividends payable to non-controlling interests	6.3	—
Goods in transit accruals	3.5	7.4
Other accrued liabilities	180.5	159.4
Total	$827.8	$1,002.8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

NOTE 14. PROVISIONS

In millions	Product warranty	Restructuring	Other	Total
Balance at January 1, 2026	$25.5	$2.9	$29.3	$57.7
Provisions made during the period	2.8	5.2	5.1	13.1
Provisions used during the period	(1.3)	(6.2)	(1.1)	(8.6)
Provisions reversed during the period	—	—	(0.3)	(0.3)
Translation differences	(0.8)	(0.1)	(0.2)	(1.1)
Balance at June 30, 2026	$26.2	$1.8	$32.8	$60.8

Long-term provisions				$17.7
Current provisions				43.1
Total				$60.8
The majority of the provisions resulted from repair or replacement of products during their warranty period. Restructuring provisions result from severance, exit, and termination events. Other provisions include asset retirement obligations related to leased premises. The majority of provisions are realized within one year.
NOTE 15. COMMITMENTS AND CONTINGENCIES

In millions	June 30, 2026	December 31, 2025
Guarantees	$23.2	$21.5
Other commitments	367.7	319.5
Guarantees are primarily due to rental guarantees for owned retail stores and contribution guarantees for employee pension and life insurance plans.
Other commitments are primarily long-term endorsement contracts with several professional and non-professional sports leagues, particularly in the United States, and contracts with brand ambassadors.
There are no guarantees or contingencies given for the management of the Company, for the shareholders, or for the associated companies.
Ongoing Litigation
The Company has extensive international operations and is involved in a number of legal proceedings, including product liability suits. Litigation is assessed on an ongoing basis by evaluating the probability of any potential financial impact. In management’s opinion, we have adequate legal defenses, insurance coverage, or accrued liabilities with respect to such proceedings. We do not expect that any settlement would have a material adverse effect on the unaudited condensed consolidated interim statement of income and other comprehensive income or unaudited condensed consolidated interim statement of financial position.
Tariff Refunds
On February 20, 2026, the Supreme Court ruled that U.S. import tariffs imposed under the International Emergency Economic Powers Act (IEEPA) were unlawful. In April 2026, the Company submitted claims with U.S. Customs and Border Protection (CBP) to pursue refunds of import tariffs previously imposed and paid under the IEEPA.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The Company received IEEPA tariff refunds during the three months ended June 30, 2026, resulting in a reduction of cost of goods sold of $64.3 million, net of the release of capitalized tariff costs, specific inventory reserves, and estimated reimbursements to vendors. In addition, the Company recognized interest income of $3.3 million related to the tariff refunds in the same period. The Company’s outstanding refund claims are immaterial and remain subject to review by CBP. Accordingly, no receivable was recognized in the unaudited condensed consolidated interim financial statements as of June 30, 2026.
NOTE 16. RELATED PARTY TRANSACTIONS
There have been no significant changes to the scope of related parties that were defined in the Company’s 2025 annual report on Form 20-F.
Transactions with ANTA Sports and subsidiaries were as follows:

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Purchases of goods and services from ANTA Sports and subsidiaries and costs reimbursed	$18.9	$14.2	$33.4	$23.8
Sales of goods and services to ANTA Sports and subsidiaries and costs recovered	23.2	12.0	34.4	19.4
Sales to ANTA Sports are generally based on the same terms and conditions that apply to sales to third parties.
Balances outstanding at the end of the respective reporting periods in relation to transactions with related parties (except for key management personnel) were as follows:

In millions	June 30, 2026	December 31, 2025
ANTA Sports and subsidiaries
Current payables	$21.9	$17.9
Current receivables	21.0	7.6
Entity controlled by a member of the board of directors of Amer Sports, Inc.
Right-of-use asset / Lease liability	2.9	0.7
Current payables to and receivables from ANTA Sports and subsidiaries have a short-term maturity, are interest free and are not secured.
Aircraft Lease Agreement
On May 1, 2026, Amer Sports Asia Services Limited, our wholly owned subsidiary, entered into a lease agreement (the “Lease”) with AT21 International Limited (“AT21”), an entity controlled by a close family member of the Chairman of our board of directors, for the use of a private aircraft (the “Aircraft”). The Aircraft will primarily be used by our Chief Executive Officer for business travel needs. The Lease provides for nominal consideration of $1 per year and has a one-year term, with an option to extend the term for one additional year. As the agreement is for nominal consideration for the right to use an identified asset, no right-of-use asset or lease liability has been recognized in the unaudited condensed consolidated interim financial statements.
Refer below for details of the aircraft reimbursement agreement between the Company and AT21.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Aircraft Reimbursement Agreements
On May 1, 2026, Amer Sports Asia Services Limited, our wholly owned subsidiary, entered into reimbursement agreements with (i) ANTA International Limited, a wholly owned subsidiary of ANTA Sports, and (ii) AT21. Under these agreements, such entities will reimburse the Company for their use of the Aircraft based on the hours used, at an agreed upon hourly rate, plus fuel expenses incurred. Each reimbursement agreement may be terminated by either party upon 90 days’ prior notice and terminates automatically upon termination of the Lease described above.
In May 2026, the Company agreed to reimburse ANTA International Limited, who had leased the Aircraft from AT21, approximately $1.6 million for the use of the Aircraft from January through April 2026, before the execution of the Lease described above.
Office Lease
On March 20, 2026, Amer Sports Canada Inc., our wholly owned subsidiary, entered into an agreement to rent approximately 21,100 square feet of office space in Vancouver, British Columbia, at a rate of approximately $0.6 million to $0.8 million per year from Low Tide Properties Ltd. Chip Wilson, a director of the Company, controls Low Tide Properties Ltd. The lease possession date was April 18, 2026, and rent commences on October 18, 2026. The lease expires on May 31, 2033, with an option to extend the term for an additional five years.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

NOTE 17. BALANCE SHEET VALUES OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT CATEGORIES

		June 30, 2026					December 31, 2025
In millions	Category	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets	Amortized cost	$61.2	$—	$—	$—	$—	$54.4	$—	$—	$—	$—
Other non-current financial assets	Fair value through OCI	14.2	14.2	—	—	14.2	14.3	14.3	—	—	14.3
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	6.3	6.3	—	6.3	—	0.5	0.5	—	0.5	—
Cross Currency Swaps - used in hedge accounting	Fair value through profit or loss	2.9	2.9	—	2.9	—	1.5	1.5	—	1.5	—

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable	Amortized cost	471.7	—	—	—	—	750.8	—	—	—	—
Available for sale receivables	Fair value through OCI	103.5	103.5	—	—	103.5	58.5	58.5	—	—	58.5
Other non-interest yielding receivables (1)	Amortized cost	145.3	—	—	—	—	134.3	—	—	—	—
Promissory notes (1)	Amortized cost	—	—	—	—	—	4.4	4.4	—	—	4.4
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	30.7	30.7	—	30.7	—	11.5	11.5	—	11.5	—
Foreign exchange derivatives - not used in hedge accounting	Fair value through profit or loss	23.6	23.6	—	23.6	—	10.8	10.8	—	10.8	—
Cash and cash equivalents	Amortized cost	720.4	—	—	—	—	652.3	—	—	—	—

Total financial assets per level				$—	$63.5	$117.7			$—	$24.3	$77.2

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

		June 30, 2026					December 31, 2025
In millions	Category	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
NON-CURRENT FINANCIAL LIABILITIES
Non-current borrowings	Amortized cost	$—	$—	$—	$—	$—	$792.3	$835.8	$—	$835.8	$—
Non-current lease liabilities	Amortized cost	775.1	—	—	—	—	660.9	—	—	—	—
Other non-current liabilities	Amortized cost	4.9	—	—	—	—	4.0	—	—	—	—
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	3.5	3.5	—	3.5	—	3.2	3.2	—	3.2	—

CURRENT FINANCIAL LIABILITIES
Current other borrowings	Amortized cost	147.4	—	—	—	—	142.8	—	—	—	—
Current lease liabilities	Amortized cost	179.1	—	—	—	—	157.1	—	—	—	—
Accounts payable	Amortized cost	750.7	—	—	—	—	769.8	—	—	—	—
Other current liabilities (2)	Amortized cost	700.4	—	—	—	—	841.0	—	—	—	—
Contingent consideration related to acquisitions (2)	Fair value through profit or loss	10.0	10.0	—	—	10.0	20.0	20.0	—	—	20.0
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	30.7	30.7	—	30.7	—	62.2	62.2	—	62.2	—
Foreign exchange derivatives - not used in hedge accounting	Fair value through profit or loss	13.0	13.0	—	13.0	—	6.0	6.0	—	6.0	—

Total financial liabilities per level				$—	$47.2	$10.0			$—	$907.2	$20.0

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

In millions	June 30, 2026	December 31, 2025
(1) Other non-interest yielding receivables
Prepaid expenses and other receivables	$257.5	$200.0
Less
Other tax receivables	57.9	39.0
Derivative financial instruments	54.3	22.3
Promissory notes	—	4.4
Total	$145.3	$134.3

(2) Other current liabilities
Other current liabilities	$827.8	$1,002.8
Less
Other tax liabilities	73.7	73.6
Derivative financial instruments	43.7	68.2
Contingent consideration related to acquisitions	10.0	20.0
Total	$700.4	$841.0
(3)The values of the derivatives as per the unaudited condensed consolidated interim statement of financial position have been recorded as they are disclosed in the Company’s unaudited condensed consolidated interim statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.
Carrying amounts of current financial instruments carried at amortized cost are a reasonable approximation of fair value due to their short-term nature.
Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The Company does not have any financial instruments included in Level 1.
Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
The Company’s policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the reporting period.
The valuation process and valuation techniques, which are stated in the 2025 consolidated annual financial statements, are applicable in the reporting period.
Specific valuation techniques used to value financial instruments include:
•for interest rate swaps and cross-currency swaps – the present value of the estimated future cash flows based on observable yield curves;
•for foreign currency forwards – the present value of future cash flows based on the forward exchange rates at the end of the reporting period; and
•for other financial instruments – discounted cash flow analysis.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

All of the resulting fair value estimates are included in Level 2, except for unlisted equity securities, promissory notes and available-for-sale receivables, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk. In cases where credit risk of counterparty is low and maturity is short-term, the carrying amount of such instrument approximates its fair value.
The following table shows the valuation technique used in measuring Level 3 fair values for financial instruments in the unaudited condensed consolidated interim statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable input
Unlisted equity securities	Market comparison approach: fair value of unlisted equity securities is determined by reference to market multiples of comparable listed companies, adjusted by discount for lack of marketability.	(i) Sales growth factor (ii) Risk-adjusted discount rate

Promissory notes	The carrying amount approximates fair value due to the relatively short period to maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value for short-term promissory notes due to the relatively short period to maturity of these instruments and low credit risk of counterparty.

Available for sale receivables	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.

Contingent consideration related to acquisitions	The carrying amount approximates fair value due to the short-term maturity of this liability.	The carrying amount approximates fair value due to the short-term maturity of this liability.
The following table presents the changes in Level 3 items during the period:

In millions	Unlisted equity securities	Promissory notes	Available for sale receivables	Contingent consideration related to acquisitions
Opening balance January 1, 2026	$14.3	$4.4	$58.5	$20.0
Additions	—	—	45.0	—
Disposals	—	(4.5)	—	(10.0)
Interest income recognized in the consolidated statement of income	—	0.1	—	—
Exchange rate losses	(0.1)	—	—	—
Closing balance June 30, 2026	$14.2	$—	$103.5	$10.0

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

NOTE 18. EARNINGS PER SHARE
The following table presents an overview of the calculated basic and diluted earnings per share:

	For the three months ended June 30,		For the six months ended June 30,
In millions (except for share and earnings per share information)	2026	2025	2026	2025
Net income attributable to equity holders of the Company	$107.2	$18.2	$271.8	$152.8
Basic weighted-average number of ordinary shares	582,577,137	555,400,923	573,788,558	554,697,448
Diluted weighted-average number of ordinary shares	589,086,863	560,798,983	580,676,189	560,361,095
Basic earnings per share	$0.18	$0.03	$0.47	$0.28
Diluted earnings per share	$0.18	$0.03	$0.47	$0.27
Potentially dilutive shares outstanding of 179,788 and 21,879 for the three months ended June 30, 2026 and 2025, respectively, and 443,290 and 315,589 for the six months ended June 30, 2026 and 2025, respectively, related to restricted share units in both periods, and stock options for the six months ended June 30, 2025, were excluded from the computation of diluted earnings per share because their effects would have been anti-dilutive.
In addition, potentially dilutive shares outstanding of 4,499,737 and 4,677,462 as of June 30, 2026 and 2025, respectively, were excluded from the computation of diluted earnings per share because issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period. Such shares relate to unvested PSUs for both periods and share options as of June 30, 2025.
NOTE 19. SUBSEQUENT EVENTS
Management has evaluated events subsequent to June 30, 2026 and through August 18, 2026, the date these unaudited condensed consolidated interim financial statements were issued. There were no events which occurred subsequent to June 30, 2026 that merited disclosure in these unaudited condensed consolidated interim financial statements.